SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO/A

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

TRC COMPANIES, INC.

(Name of Subject Company (Issuer))

TRC COMPANIES, INC.

(Name of Filing Person (Offeror))

OPTIONS UNDER TRC COMPANIES, INC.’S RESTATED STOCK OPTION PLAN

AND AMENDED AND RESTATED 2007 EQUITY INCENTIVE PLAN

TO PURCHASE COMMON STOCK, PAR VALUE $0.10 PER SHARE,

HELD BY CERTAIN EMPLOYEE OPTION HOLDERS

(Title of Class of Securities)

872625 10 8

 (CUSIP Number of Class of Securities)

(Underlying Common Stock)

Thomas W. Bennet, Jr.
Senior Vice President and Chief Financial Officer
TRC Companies, Inc.
21 Griffin Road North

Windsor, Connecticut 06095
(860) 298-9692

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Michael Grundei

Wiggin & Dana LLP

400 Atlantic Street
Stamford, Connecticut 06901
(203) 363-7600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$1,502,498	$107.13

*                 Calculated solely for purposes of determining the filing fee.  This amount assumes that options to purchase 532,801 shares of common stock of TRC Companies, Inc. having an aggregate value of $1,502,498 as of September 17, 2010 will be exchanged pursuant to this offer. The aggregate value of such options was calculated by multiplying the number of shares issuable upon exercise of each applicable option by the closing sales price of a share of TRC common stock on the New York Stock Exchange on September 17, 2010.

**          The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 (prorated for amounts less than $1,000,000) of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$107.13
Form or Registration No.:	Schedule TO (File No. 005-17988)
Filing party:	TRC Companies, Inc.
Date filed:	September 23, 2010

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross Border Third-Party Tender Offer)

This Amendment No. 2 and Final Amendment (“Amendment No. 2”) amends the Tender Offer Statement of TRC Companies, Inc. (the “Company”) on Schedule TO filed with the Securities and Exchange Commission on September 23, 2010 as previously amended by Schedule TO/A Amendment No. 1 filed with the Securities Exchange Commission on October 8, 2010 (“Amendment No. 1”), to report the results of the tender offer described therein and to provide certain additional information with respect thereto.  The information in Schedule TO, including all exhibits, previously filed on September 23, 2010 and October 8, 2010, is incorporated herein by reference to answer the items required in this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 2, including the Index to Exhibits.  Except as specifically set forth herein (including the Index to Exhibits), this Amendment No. 2 does not modify any of the information reported in the Schedule TO, as previously amended.

Item 4.  Terms of the Transaction.

The offer expired at 5:00 p.m. Eastern time on October 29, 2010.  The Company has accepted for exchange options to purchase an aggregate of 414,576 shares of Company common stock from 55 participants, representing approximately 78% of the total shares of common stock underlying options eligible for exchange in the offer.  Subject to the terms and conditions of the offer, on November 1, 2010, the Company (i) granted new restricted stock units (“RSUs”) in the aggregate amount of 97,108 shares of Company common stock and (ii) paid cash in the aggregate amount of $9,971, in exchange for the tendered options accepted by the Company.  The Company will also promptly send each option holder whose options have been accepted for exchange for RSUs a Restricted Stock Unit Agreement in the form of Exhibit (d)(3) to this Schedule TO, as amended.  If the Company failed to accept the options for exchange by November 19, 2010 for any reason, the option holders would have had a right of withdrawal on or after such date pursuant to Securities Exchange Act Rule 13e-4(f)(2)(ii).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO/A Amendment No. 2 is true, complete and correct.

TRC Companies, Inc.

By:	/s/ Thomas W. Bennet, Jr.
Thomas W. Bennet, Jr.
Senior Vice President and
Chief Financial Officer

Date: November 5, 2010

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INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(A)*	Offer to Exchange Outstanding Options for a Number of Restricted Stock Units and Cash Payments, dated September 23, 2010.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice to Withdraw Tender.

(a)(1)(D)*	Form of Letter to Eligible Option Holders.

(a)(1)(E)	TRC Companies, Inc. Annual Report on Form 10-K for its fiscal year ended June 30, 2010, filed with the Securities and Exchange Commission on September 13, 2010 and incorporated herein by reference.

(a)(1)(F)*	Supplemental Letter to Eligible Option Holders.

(a)(1)(G)

TRC Companies, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 24, 2010, filed with the Securities and Exchange Commission on November 3, 2010 and incorporated herein by reference.

(d)(1)

TRC Companies, Inc. Restated Stock Option Plan, filed as Exhibit 10.1 to the Annual Report of TRC Companies, Inc. on Form 10-K filed with the Securities and Exchange Commission on October 14, 2003 and incorporated herein by reference.

(d)(2)

TRC Companies, Inc. Amended and Restated 2007 Equity Incentive Plan, filed as Appendix A to the proxy statement of TRC Companies, Inc. filed with the Securities and Exchange Commission on June 22, 2009 and incorporated herein by reference.

(d)(3)*	Form of Restricted Stock Unit Agreement Pursuant to the TRC Companies, Inc. Amended and Restated 2007 Equity Incentive Plan.

*  Previously Filed.

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